HellerEhrman

JAN 18 2005
WASH, D.C.
SECTION

05005303

12 January 2005

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

Monica Maria Nunes
Financial Controller
Vodatel Networks Holdings Ltd
Room 1401, 14/F, China Merchant Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

PROCESSED
JAN 25 2005
THOMSON FINANCIAL

JAN 2005
WASH, D.C.

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Fifth Quarter Report 2004, dated November 11, 2004.

(2) The Company's announcement regarding business and financial highlights for the three-month period and fifteen-month period, dated November 11, 2004, published (in both English and Chinese language) in the Company's public website;

dlw 1/25

(3) The Company's notice of meeting of the board of directors, dated October 26, 2004;

(4) The Company's appointment of independent non-executive director, dated September 30, 2004; and

(5) The Company's discloseable transaction acquisition of a Macao company, dated September 3, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in the document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND FIFTEEN-MONTH PERIOD

- Turnover for the Three-Month Period and the Fifteen-Month Period amounted to HK$89.7 million and HK$465.3 million respectively. Net profit for the Fifteen-Month Period was HK$10.0 million

- Over HK$130 million worth of contracts secured as at 30th September, 2004 from the Government of Macao, the Macao 4th East Asian Games Organising Committee and various telecommunications service providers in Mainland China

- TideStone successfully secured a contract from Chongqing China Telecom for the installation of our Operation Support System

- Completed the acquisition of 100% equity interest of CAOCL, one of the leading distributors of mobile handsets in Macao with an established distribution network of over 100 local mobile handsets retailers

- MIHL completed development of 2 new applications, namely an automatic traffic clearance system and a hospitality and logistics management system

FIFTH QUARTER RESULTS

On behalf of the Board, I am pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Fifteen-Month Period as follows:

	Note	Three-Month Period (Unaudited) HK$'000	Three months ended 30th September, 2003 (Unaudited) HK$'000	Fifteen-Month Period (Unaudited) HK$'000	Twelve months ended 30th June, 2003 HK$'000
Turnover		89,678	83,715	465,261	388,794
Cost of sales		(71,724)	(64,492)	(371,825)	(301,986)
Gross profit		17,954	19,223	93,436	86,808
Other revenues		4,973	204	9,335	5,886
Selling and administrative expenses		(32,767)	(17,627)	(102,815)	(76,881)
Operating profit/(loss)		(9,840)	1,800	(44)	15,813
Finance cost		(906)	(198)	(2,102)	(635)
Deemed disposal gain	2	—	—	10,769	—
Share of loss of associated companies		(214)	(276)	(771)	(2,488)
Profit/(loss) before taxation		(10,960)	1,326	7,852	12,690
Taxation	3	829	(209)	41	(2,658)
Profit/(loss) after taxation		(10,131)	1,117	7,893	10,032
Minority interests		(714)	(415)	2,116	562
Profit/(loss) attributable to shareholders		(10,845)	702	10,009	10,594
Dividend	4	—	—	6,413	9,207
Earnings/(loss) per share (HK cents)	5				
- Basic		(1.8)	0.1	1.6	1.7
- Diluted		(1.8)	0.1	1.6	1.7

NOTES:

1. **Principal accounting policies**

The accounting policies adopted are consistent with those followed in the preparation of the accounts of the Group for the year ended 30th June, 2003.

2. **Deemed disposal gain**

On 19th January, 2004, the shares of MIHL, previously a wholly-owned subsidiary of the Company, were listed on GEM. As a result, the shareholding of the Company in MIHL has been diluted to 61.05%, which resulted in a gain of HK$10,769,000 arising from the deemed disposal.

3. **Taxation**

No provision for the profits tax of Hong Kong has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

The complimentary profits tax of Macao has been calculated at 15.75% on the estimated assessable profits of Subsidiaries operating in Macao for the periods under review.

The profits tax in Mainland China has been calculated at 33% on the estimated assessable profits of Subsidiaries operating in Mainland China.

Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Subsidiaries of the Company operate.

The amount of taxation charged to the consolidated profit and loss account represents:

	Three-Month Period *HK$'000*	**Three months ended 30th September, 2003** *HK$'000*	**Fifteen-Month Period** *HK$'000*	**Twelve months ended 30th June, 2003** *HK$'000*
Hong Kong profits tax	—	—	—	—
Macao complimentary profits tax/(overprovision)	(257)	74	65	2,392
Mainland China profits tax	75	135	541	266
Overseas taxation overprovision in prior year	(647)	—	(647)	—
	(829)	209	(41)	2,658

There was no material unprovided deferred taxation for the Three-Month Period and Fifteen-Month Period (three months ended 30th September, 2003 and twelve months ended 30th June, 2003: Nil).

4. **Dividend**

The Board does not recommend dividend payment for the Three-Month Period (three months ended 30th September, 2003: Nil).

5. **Earnings/(loss) per Share**

The calculation of the basic and diluted earnings/(loss) per Share is based on the following data:

	Three-Month Period *HK$'000*	**Three months ended 30th September, 2003** *HK$'000*	**Fifteen-Month Period** *HK$'000*	**Twelve months ended 30th June, 2003** *HK$'000*
Earnings/(loss)				
Earnings/(loss) for the purpose of basic earnings/(loss) per Share	(10,845)	702	10,009	10,594
Effect of dilutive potential ordinary Shares:				
Interest on convertible bonds	—	46	—	—
Earnings/(loss) for the purpose of diluted earnings/(loss) per Share	(10,845)	748	10,009	10,594
	'000	*'000*	*'000*	*'000*
Number of Shares				
Weighted average number of ordinary Shares for the purpose of basic earnings/(loss) per Share	613,819	613,819	613,819	609,966
Effect of dilutive potential ordinary Shares:				
Convertible bonds	—	4,863	—	3
Weighted average number of ordinary Shares for the purpose of diluted earnings/(loss) per Share	613,819	618,682	613,819	609,969

6. **Reserves**

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	—	—	12,249	—	—	—	—	12,249
Exchange differences arising on translation of accounts of overseas Subsidiaries	—	—	—	—	56	—	—	56
Group reorganization	—	—	—	4,094	—	—	—	4,094
Profit attributable to Members	—	—	—	—	—	—	10,009	10,009
2002/2003 Final dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Special interim dividend paid	—	—	—	—	—	—	(3,344)	(3,344)
2003/2004 Interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
At 30th September, 2004	97,676	702	8,091	39,643	164	49	149,673	295,998

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July, 2002	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
Share premium on issuance of Shares	11,086	—	—	—	—	—	—	11,086
Surplus on revaluation of non-trading securities	—	—	114	—	—	—	—	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	—	—	(1,900)	—	—	—	—	(1,900)
Exchange differences arising on translation of accounts of overseas Subsidiaries and an associated company	—	—	—	—	118	—	—	118
Provision of Macao statutory reserve	—	—	—	—	—	49	(49)	—
Profit attributable to Members	—	—	—	—	—	—	10,594	10,594
2001/2002 Final dividend paid	—	—	—	—	—	—	(3,040)	(3,040)
2002/2003 Interim dividend paid	—	—	—	—	—	—	(6,138)	(6,138)
At 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

REVIEW OF BUSINESS ACTIVITIES

Networks Infrastructure

Sluggish capital spending by telecommunications service providers on data networking infrastructure and increasing competition from local equipment manufacturers in Mainland China continued to put pressure on the networks infrastructure business of the Group in Mainland China during the Three-Month Period. Nevertheless, as the Group moved into the end of 2004, it witnessed a slight comeback of capital spending by telecommunications service providers. As at 30th September, 2004, the Group has secured over HK$60 million from various telecommunications service providers and enterprises, including Heilongjiang Cable TV operator, Zhejiang China Telecom and Guangdong China Telecom.

The strong business momentum of Macao continued to provide numerous business opportunities for the Group. During the Three-Month Period, the Group concluded a contract to provide the networking infrastructure at the core dome that will host major events during the 2005 East Asian Games and the project, which the Group partnered with Motorola Asia Pacific Limited, for the supply of a digital TETRA radio system for the police department of the Government of Macao.

Aggregate value of total contracts awarded as at 30th September, 2004, including Mainland China and Macao, amounted to over HK$130 million.

During the Three-Month Period, TideStone in Shanghai continued to successfully capitalize on the customer base of the Group by cross selling its Operation Support System to Chongqing China Telecom and being awarded a contract.

MIHL

During the Three-Month Period, in addition to the continued development and enhancement of existing applications of MIHL, including MegaImage (document imaging application), MegaMax (surveillance solution), MegaERP (enterprise resources planning application) and MegaECM (effective communications management solution), to capitalize on the business opportunities brought from the introduction and promotion of e-government by the Government of Macao and the upcoming 2005 East Asian Games, MIHL has completed development of two new applications, namely an automatic traffic clearance system, which deploys the image counting application, to accommodate patrol of traffic, and a hospitality and logistics management system, which is a database and management system that handles mass volume of registrations, identification confirmations, accommodation, transportation, etc. With the vision of the Government of Macao to position Macao as an entertainment, gaming and tourism city, as well as an international city for hosting MICE, the 2 newly developed applications best-fit organizers of MICE to handle logistics arrangements and the security/police force to manage flow of traffic.

TCM

Our 60%-owned Subsidiary, TCM, continued to focus on media, enterprise communications, entertainment for consumers and direct marketing markets and is engaged in the provision of multi-media value-added services via IVR, interactive internet solutions and premium SMS. Supported by the IVR and SMS platforms of the Group, the rollout of interactive television and radio programs continued to be very successful. During the Three-Month Period, TCM supported a television operator in the Kingdom of Spain, to roll out various new television shows and supported radio stations to roll out a Call&Win radio program. The radio program is sponsored by a Spanish leading travel agent, that offers callers the chance to win different worldwide trips by calling in. In respect to SMS business, TCM introduced the "family names coat of arms" and has received positive responses with over hundreds of SMS per day during trail launching.

CAOCL

During the Three-Month Period, the Group acquired one of the leading distributors of mobile handsets in Macao. With an established distribution network of over 100 local mobile handsets retailers, CAOCL is the authorized distributor of mobile handsets of Siemens Mobile from the Federal Republic of Germany, Alcatel from the French Republic and LG, Pantech, Innostream and GEO from the Republic of Korea. CAOCL is also one of the largest mobile handsets repair and service centres in Macao, serving both retailers and telecommunications service providers.

The acquisition of CAOCL is another transformation move of the Group to broaden the business scope of the Group and a means to secure a more stable and recurring revenue base. The acquisition of CAOCL has also provided a solid foundation for the Group when tendering for the CDMA2000 1X services licence in Macao.

With rapid development in industries of gaming, tourism, conventions and exhibitions, and the hosting of large-scale sports and cultural activities, the Government of Macao is expecting that Macao will attract a large number of tourists and visitors for business or pleasure from all over the world. In anticipation that tourists and visitors may not necessarily adopt the GSM standard, therefore, the Government of Macao has introduced a CDMA2000 1X services licence so that tourists and visitors adopting the CDMA standard can still stay connected during their visits in Macao. As a means to further diversify our portfolio and strengthen the revenue base of the Group, it has submitted a bid to tender for the CDMA2000 1X services licence. It is expected that the result of the tender will be announced before end of March 2005.

REVIEW OF OPERATING RESULTS

Change of Financial Year End

To realign the financial and taxation year-end of the Subsidiaries of the Company, the financial year-end of the Company has been changed from 30th June to 31st December. Therefore, this report contained the fifth quarterly results of the Group for the Three-Month Period. Financial statements for 18 months ended 31st December, 2004 will be published and sent to Members on or before 31st March, 2005.

Turnover and Profitability

During the Three-Month Period, despite lowered turnover from our networks infrastructure business, revenue contribution from TCM and CAOCL effectuated turnover for the Three-Month Period to reach HK$89.7 million and turnover for the Fifteen-Month Period to reach HK$465.3 million. Nevertheless, attributable to weak operating results from networks infrastructure business of the Group, coupled with the share of loss of TCM due to poor responses to some advertising campaigns launched in the market during the Three-Month Period, amortization of the goodwill arose from the acquisition of TCM and the share of the loss of MIHL, total loss for the Three-Month Period amounted to HK$10.9 million. Overall, attributable to the gains on disposal from spinning off of MIHL, we continued to registered net profit for the Fifteen-Month Period of HK$10.0 million.

Capital Structure, Liquidity and Financial Resources

Despite weakened operating results for the Three-Month Period, the Group continued to maintain a healthy capital structure with cash on hand as at 30th September, 2004 of HK$236.5 million. Total borrowings amounted to HK$145.4 million, translating to a gearing ratio (total borrowings / shareholders' funds) of 40.6%.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th September, 2004, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or will be required pursuant to section 352 of the SFO, to be entered in the register referred to therein or will be required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share option) held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/founder of a discretionary trust *(Note 1)*	293,388,000	—	47.80%
	Long position	Personal *(Note 2)*	—	600,000	0.10%
	Short position	Corporate interest *(Note 3)*	—	15,188,000	2.47%
Yim Hong	Long position	Personal *(Note 4)*	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal *(Note 5)*	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal *(Note 6)*	2,452,500	900,000	0.55%

Notes:

(1) As at 30th September, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL was in turn held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying shares in respect of share options granted by the Company to him. The aforesaid interest is held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company at 30th September, 2004, he was deemed to have a short position in the 15,188,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to him. The aforesaid interest is held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to him. The aforesaid interest is held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to her. The aforesaid interest is held by Monica Maria Nunes as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th September, 2004, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which is recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share option) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest *(Note 1)*	293,388,000	—	47.80%
	Short position	*Corporate interest (Note 2)*	—	15,188,000	2.47%
LRL	Long position	Corporate interest *(Note 1)*	293,388,000	—	47.80%
	Short position	*Corporate interest (Note 2)*	—	15,188,000	2.47%
Lei Hon Kin *(Note 3)*	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	15,188,000	2.47%

Notes:

(1) As at 30th September, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL is in turn held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company at 30th September, 2004, they were deemed to have a short position in the 15,188,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

LOAN AGREEMENTS WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its Subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who is (or are) able, as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.28 and 5.29 of the GEM Listing Rules. The audit committee has three members comprising the three independent non-executive Directors, Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Fifteen-Month Period, neither the Company nor any or its Subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL, the Lenders and the Agent referring to the US$15,000,000 term loan facility
"Associated Corporation"	a corporation— (a) which is a Subsidiary or Holding Company of the Company or a Subsidiary of the Holding Company of the Company; or (b) (not being a Subsidiary of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"CAOCL"	Communications Appliances Ou Chung Limited, incorporated in Macao with limited liability and an indirectly wholly-owned Subsidiary of the Company
"CDMA"	Code Division Multiple Access
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"CO"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time

"Company"	Vodalel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s), includes any person who occupies the position of a director, by whatever name called, of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liabilities
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Fifteen-Month Period"	the fifteenth months ended 30th September, 2004
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the CO by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"GSM"	Global System for Mobile Communications
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Agent and the Lenders on 26th September, 2003 in respect of the obligation of VHL under the Agreement
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all Statements of Standard Accounting Practice and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"Holding Company"	the meaning attributed to it in section 2 of the CO
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	financial reporting standards and interpretations approved by the International Accounting Standards Board, and includes all International Accounting Standards and interpretations issued under the former International Accounting Standards Committee from time to time
"IVR"	interactive voice response
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and Standard Chartered Bank (Hong Kong) Limited
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liabilities
"Macao"	the Macao Special Administrative Region of the People's Republic of China
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the People's Republic of China, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MICE"	meetings, incentives, conferences and exhibitions
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares are listed on GEM

"Santos' Family Trust"	the existing trust whereby the family members of José Manual dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company.
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each is the capital of the Company
"SMS"	short message services
"Subsidiary"	includes: (a) the meaning attributed to it in section 2 of the CO; (b) any entity which is accounted for and consolidated in the audited consolidated accounts of another entity as a Subsidiary pursuant to applicable HKFRS or IFRS; and (c) any entity which will, as a result of acquisition of its equity interest by another entity, be accounted for and consolidated in the next audited consolidated accounts of such other entity as a Subsidiary pursuant to applicable HKFRS or IFRS
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned Subsidiary of the Company
"Three-Month Period"	the three months ended 30th September, 2004
"TideStone"	泰思通軟件(上海)有限公司, established in the People's Republic of China with limited liability and indirectly owned Subsidiary of the Company
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liablility and a directly wholly-owned Subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 11th November 2004

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement will remain on the "Latest Company Announcements" page of the GEM Website at www.hkgem.com for at least seven days from the day of its posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股份代號：八〇三三

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於在主板內買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何其他事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

* 僅供識別

三個月期間及十五個月期間的業務及財務摘要

- 三個月期間及十五個月期間的營業額分別達89,700,000港元及465,300,000港元。十五個月期間的純利達10,000,000港元

- 於二〇〇四年九月三十日，自澳門政府、第四屆東亞運動會澳門組織委員會及中國內地多家電訊服務供應商取得價值超過130,000,000港元的合約

- 泰思通成功獲得重慶中國電信批出有關安裝操作支援系統的一份合約

- 完成收購澳門澳中的100%股權。該公司為澳門主要流動手機分銷商之一，已建立超過一百名當地手機零售商的分銷網絡

- 萬佳訊完成開發兩項新應用方案，分別是自動車輛報關系統及款待及後勤管理系統

第五季業績

本人謹代表董事會，欣然提呈本集團於三個月期間及十五個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至二〇〇三年九月三十日止三個月 (未經審核) 千港元	十五個月期間 (未經審核) 千港元	截至二〇〇三年六月三十日止十二個月 千港元
營業額		89,678	83,715	465,261	388,794
銷售成本		(71,724)	(64,492)	(371,825)	(301,986)
毛利		17,954	19,223	93,436	86,808
其他收益		4,973	204	9,335	5,886
銷售及行政開支		(32,767)	(17,627)	(102,815)	(76,881)
經營溢利／(虧損)		(9,840)	1,800	(44)	15,813
財務成本		(906)	(198)	(2,102)	(635)
被視為出售項目之收益	2	—	—	10,769	—
應佔聯營公司虧損		(214)	(276)	(771)	(2,488)
除税前溢利／(虧損)		(10,960)	1,326	7,852	12,690
税項	3	829	(209)	41	(2,658)
除税後溢利／(虧損)		(10,131)	1,117	7,893	10,032
少數股東權益		(714)	(415)	2,116	562
股東應佔溢利／(虧損)		(10,845)	702	10,009	10,594
股息	4	—	—	6,413	9,207
每股盈利／(虧損)(港仙)	5				
一基本		(1.8)	0.1	1.6	1.7
一攤薄		(1.8)	0.1	1.6	1.7

附註：

1. **主要會計政策**

所採納的會計政策與編製本集團截至二〇〇三年六月三十日止年度的賬目貫徹一致。

2. **被視為出售項目之收益**

於二〇〇四年一月十九日，過往為本公司屬下全資附屬公司的萬佳訊於創業板上市，令本公司於萬佳訊的股權攤薄至61.05%，而該項被視為出售項目則產生10,769,000港元的收益。

3. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門的補充所得稅是按回顧期間內本集團在澳門經營的附屬公司的估計應課稅溢利的15.75%計算。

中國內地企業所得稅乃按於中國內地經營的附屬公司的估計應課稅溢利33%計算。

本集團已按本公司附屬公司的經營所在地適用稅率，就期內預期應課稅溢利計算海外所得稅。

於綜合損益賬扣除的稅項金額為：

	三個月期間 千港元	截至二〇〇三年九月三十日止三個月 千港元	十五個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
香港利得稅	–	–	–	–
澳門補充所得稅／(超額撥備)	(257)	74	65	2,392
中國內地企業所得稅	75	135	541	266
上一年度海外稅項超額撥備	(647)	–	(647)	–
	(829)	209	(41)	2,658

三個月期間及十五個月期間並無任何重大未撥備遞延稅項(截至二〇〇三年九月三十日止三個月及截至二〇〇三年六月三十日止十二個月：無)。

4. **股息**

董事會不建議派付三個月期間的股息(截至二〇〇三年九月三十日止三個月：無)。

5. **每股盈利／(虧損)**

每股基本及攤薄盈利／(虧損)乃根據下列數據計算：

	三個月期間	截至二○○三年九月三十日止三個月	十五個月期間	截至二○○三年六月三十日止十二個月
	千港元	千港元	千港元	千港元
盈利／(虧損)				
用作計算每股基本盈利／(虧損)的盈利／(虧損)	(10,845)	702	10,009	10,594
潛在攤薄影響的普通股：可換股債券的利息	–	46	–	–
用作計算每股攤薄盈利／(虧損)的盈利／(虧損)	(10,845)	748	10,009	10,594
	千股	千股	千股	千股
股份數目				
用作計算每股基本盈利／(虧損)的普通股加權平均數	613,819	613,819	613,819	609,966
潛在攤薄影響的普通股：可換股債券	–	4,863	–	3
用作計算每股攤薄盈利／(虧損)的普通股加權平均數	613,819	618,682	613,819	609,969

6. **儲備**

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
重估非買賣證券盈餘	–	–	12,249	–	–	–	–	12,249
海外附屬公司折算賬目產生的差額	–	–	–	–	56	–	–	56
集團重組	–	–	–	4,094	–	–	–	4,094
股東應佔溢利	–	–	–	–	–	–	10,009	10,009
於二OO二年/二OO三年已付末期股息	–	–	–	–	–	–	(3,069)	(3,069)
已付特別中期股息	–	–	–	–	–	–	(3,344)	(3,344)
於二OO三年/二OO四年已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
於二OO四年九月三十日	97,676	702	8,091	39,643	164	49	149,673	295,998

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	
於二OO二年七月一日	86,590	702	(2,372)	35,549	(10)	–	147,779	268,238
發行股份的股份溢價	11,086	–	–	–	–	–	–	11,086
重估非買賣證券盈餘	–	–	114	–	–	–	–	114
因出售非買賣證券後撥往損益賬的儲備	–	–	(1,900)	–	–	–	–	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	–	–	–	–	118	–	–	118
澳門法定儲備撥備	–	–	–	–	–	49	(49)	–
股東應佔溢利	–	–	–	–	–	–	10,594	10,594
已付二OO一年/二OO二年末期股息	–	–	–	–	–	–	(3,040)	(3,040)
已付二OO二年/二OO三年中期股息	–	–	–	–	–	–	(6,138)	(6,138)
於二OO三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

業務回顧

網絡基建

儘管電訊服務供應商的數據網絡基建的資本開支未見起色，加上中國內地設備製造商競爭越趨激烈，本集團的網絡基建業務於三個月期間繼續受壓。然而，踏入二〇〇四年底，本集團察覺到電訊服務供應商的資本開支略為回升。於二〇〇四年九月三十日，本集團從多家電訊服務供應商及企業(包括黑龍江有線電視運營商、浙江中國電信及廣東中國電信)取得逾60,000,000港元的項目。

澳門強勁的商業增長勢頭，不斷為本集團帶來無限商機。於三個月期間，本集團完成為舉辦二OO五年東亞運動會主要項目的主場安裝網絡基建的合約，以及夥拍摩托羅拉亞太有限公司，向澳門政府警察部門供應數碼TETRA無線電系統的項目。

於二〇〇四年九月三十日取得的合約總值(包括中國內地和澳門)超過130,000,000港元。

於三個月期間，位於上海的泰思通成功利用本集團的客戶基礎，向重慶中國電信交相推廣其操作支援系統，並成功取得合約。

萬佳訊

於三個月期間，除萬佳訊一直開發及提升的現有應用方案，包括MegaImage(文件影像應用方案)、MegaMax(監視解決方案)、MegaERP(企業資源規劃應用方案)及MegaECM(有效通訊管理解決方案)外，憑藉澳門政府引入及推廣電子政府及即將來臨的二OO五年東亞運動會帶來的商機，萬佳訊已完成開發兩項嶄新應用方案，包括自動車輛報關系統，利用影像計算應用軟件管理車輛流量，以及款待及後勤管理系統，當中功能包括處理大量登記、身份識別、住宿、交通等資料的數據庫及管理系統。澳門政府擬將澳門定位為娛樂、博彩及旅遊城市，以及舉辦會展及獎勵旅遊的國際城市，該兩項新開發應用項目正好切合舉辦會展及獎勵旅遊的團體所需，協助其處理物流安排及調動保安／司警，控制車輛流量。

歐洲公司

本公司於當中擁有60%權益的附屬公司歐洲公司繼續致力於媒體、企業傳訊、客戶娛樂及直銷市場業務，並透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。經本集團的互動語音回覆系統及短訊平台支援播出的互動電視及電台節目持續取得成功。於三個月期間，歐洲公司支援西班牙王國的一家電視節目經營商，播放多個新製作電視節目，並支援電台播放致電贏取節目。電台節目由西班牙的主要旅行社贊助，向致電電台的人士提供贏取各式各樣環旅世界的機會。就短訊業務而言，歐洲公司引進名為「家族姓氏族徽」的節目，該節目自播放以來反應熱烈，每日處理逾數百個短訊。

澳門澳中

於三個月期間內，本集團收購了澳門其中一間主要的流動手機分銷商。澳門澳中已設有分銷網絡，於區內坐擁超過一百間流動手機零售商，得以成為德意志聯邦共和國西門子移動、法蘭西共和國阿爾卡特及大韓民國LG、Pantech、Innostream及GEO品牌流動手機的授權分銷商。澳門澳中亦為澳門其中一大流動手機維修及服務中心，為零售商及電訊服務供應商提供服務。

收購澳門澳中為本集團另一個轉型行動，能拓展本集團的業務範圍，並可藉此保障本集團取得更穩定的經常性收入。收購澳門澳中亦為本集團提供了鞏固的根基，有助其競投澳門的CDMA2000 1X服務牌照。

隨著澳門的博彩、旅遊、會議及展覽工業發展迅速，並多次舉辦大型運動及文化活動，澳門政府預期澳門將可吸引全球眾多遊客及訪客到此營商或旅遊。由於預期遊客及訪客不一定採納GSM標準，因此，澳門政府已引進CDMA2000 1X服務牌照，讓採納CDMA標準的遊客及訪客於到訪澳門期間仍可與外界聯繫。為使本集團的業務組合更多元化，並鞏固集團的收益基礎，本集團已遞交標書，競投CDMA2000 1X服務牌照。招標結果預期將於二〇〇五年三月底公佈。

經營業績回顧

更改財政年結日

為使本公司各附屬公司的財政及稅務年結日一致，本公司的財政年結日已由六月三十日改為十二月三十一日。因此，本報告包括本集團於三個月期間的第五季度業績。截至二〇〇四年十二月三十一日止十八個月的財務報表將予以公佈，並將於二〇〇五年三月三十一日或之前寄發予各股東。

營業額及盈利能力

於十三個月期間，儘管本集團自網絡基建業務錄得的營業額下降，惟自歐洲公司及澳門澳中所錄得的收益，為三個月期間帶來達89,700,000港元的營業額，而十五個月期間的營業額更達465,300,000港元。然而，由於本集團的網絡基建業務經營業績不佳，再加上於三個月期間內在市場展開的若干宣傳活動所取得的反應並不理想，故導致本集團須分佔歐洲公司的虧損，此外，收購歐洲公司所產生的商譽攤銷及本集團分佔萬佳訊的虧損，使本集團於三個月期間錄得的虧損總額達10,900,000港元。整體而言，由於分拆萬佳訊出售帶來收益，本集團於十五個月期間內持續錄得純利10,000,000港元。

資本架構、流動資金及財政資源

儘管於三個月期間內所錄得的經營業績並不理想，本集團繼續維持穩健的資本架構，於二〇〇四年九月三十日的手頭現金為236,500,000港元。借貸總額達145,400,000港元，故資本借貸比率(借貸總額/股東資金)為40.6%。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二○○四年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據證券及期貨條例的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據創業板上市規則第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註1)	293,388,000	—	47.80%
	好倉	個人(附註2)	—	600,000	0.10%
	淡倉	公司權益(附註3)	—	15,188,000	2.47%
嚴康	好倉	個人(附註4)	7,357,500	900,000	1.35%
關鍵文	好倉	個人(附註5)	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人(附註6)	2,452,500	900,000	0.55%

附註：

(1) 於二〇〇四年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos（作為Santos家族信託的信託人）全資擁有的公司LRL持有。

(2) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(3) 購股權是獲本公司根據一項購股權而授出。由於José Manuel dos Santos於二〇〇四年九月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於15,188,000股相關股份中擁有淡倉。

(4) 嚴康的個人權益包括7,357,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(5) 關鍵文的個人權益包括12,262,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(6) 羅嘉雯的個人權益包括2,452,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

主要股東於股份及相關股份中的權益及淡倉

於二〇〇四年九月三十日，於股份及相關股份中，擁有須根據《證券及期貨條例》第336條記入該條規定存置的登記冊內的權益或淡倉的人士（不包括董事或行政總裁）如下：

股份及（就股票衍生工具而言）本公司相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份數目（就購股權而言）	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益（附註1）	293,388,000	–	47.80%
	淡倉	公司權益（附註2）	–	15,188,000	2.47%
LRL	好倉	公司權益（附註1）	293,388,000	–	47.80%
	淡倉	公司權益（附註2）	–	15,188,000	2.47%
李漢健	好倉	家屬權益	293,988,000	–	47.89%
（附註3）	淡倉	公司權益	–	15,188,000	2.47%

附註：

(1) 於二〇〇四年九月三十日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(2) 本公司根據購股權計劃授出購股權。由於ERL及LRL在二〇〇四年九月三十日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於15,188,000股相關股份中擁有淡倉。

(3) 李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos的全部股權。

與控股股東特定履約有關的有契諾貸款協議

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起（包括該日）直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起，連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明，根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息率+1.35厘。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件，而違反該責任將就貸款引致失責，而有關失責對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利控股向代理行及各貸款人承諾，彼等須各自確保：

(i) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及

(ii) 在未經貸款人，而當中參與者佔貸款逾66²/₃%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66²/₃%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應創業板上市規則第17.20條的規定而發表。

競爭權益

董事或任何有權在本公司的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司的管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二〇〇〇年二月十日，按照符合創業板上市規則第5.28及5.29條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括三名獨立非執行董事崔世昌、盧景昭及馮祈裕。

購買、出售或贖回上市證券

於三個月期間及十五個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股、貸款人及代理行就一筆15,000,000美元的貸款融資訂立的貸款融資協議，於二○○三年九月二十六日生效
「相聯法團」	指	符合以下說明的另一法團－ (a) 該另一法團是本公司的附屬公司或控股公司，或本公司的控股公司的附屬公司；或 (b) 該另一法團並非本公司的附屬公司，但本公司擁有其股本中某類別股份的權益，而該等股份的面值超逾該類別股份的已發行股份面值的五分之一
「董事會」	指	董事會
「澳門澳中」	指	Communications Appliances Ou Chung Limited，於澳門成立的有限公司，並為本公司的間接全資附屬公司
「CDMA」	指	碼分多址
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「《公司條例》」	指	不時予以修訂的《公司條例》(《香港法例》第三十二章)。
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「控股股東」	指	任何有權在本公司的股東大會上行使或控制行使30%或以上(或證券及期貨事務監察委員會(根據《證券及期貨事務監察委員會條例》(《香港法例》第二十四章)第3條成立，並根據《證券及期貨條例》第3條持續存在)核准(不時予以修訂)的《公司收購及合併守則》不時規定會觸發強制性公開要約所需的其他百分比)投票權的人士或一組人士，或有能力控制組成董事會的大部分成員的任何一名或一組人士
「董事」	指	本公司的董事，包括以任何職稱擔任董事職位的人

「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「十五個月期間」	指	截至二○○四年九月三十日止十五個月
「憲報指定報章」	指	香港政府政務司司長就《公司條例》第71A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「GSM」	指	移動通信全球系統
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二○○三年九月二十六日就愛達利控股根據協議所承擔的責任而執行的擔保契據及彌償保證，受益人為代理行及貸款人
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《會計實務準則》及《香港財務滙報準則》的釋義
「控股公司」	指	具公司條例第2條所賦予的涵義
「香港」	指	中華人民共和國香港特別行政區
「《國際財務滙報準則》」	指	由國際會計準則委員會通過的一套財務滙報準則及釋義，包括其前身即國際會計準則委員會不時刊發的所有《國際會計準則》及釋義
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及渣打銀行(香港)有限公司

「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中華人民共和國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交易所營運並與創業板一同由聯交易所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中華人民共和國(香港、澳門和台灣地區除外)
「股東」	指	股份不時的正式登記持有人
「會展及獎勵旅遊」	指	聚會、獎勵活動、會議及展覽
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕達成立的有限公司，為本公司間接附屬公司，其股份於創業板上市
「Santos家族信託」	指	現有信託，據此，José Manuel dos Santos的家族成員為全權信託對象，其資產包括本公司已發行股本的47.80%控股股權
「《證券及期貨條例》」	指	不時予以修訂的《證券及期貨條例》(《香港法例》第五百七十一章)
「股份」	指	本公司股本中每股面值0.10港元的股份
「附屬公司」	指	包括： (a) 《公司條例》第2條賦予該詞的涵義； (b) 任何根據適用的《香港財務滙報準則》或《國際財務滙報準則》，以附屬公司身份在另一實體的經審計綜合賬目中獲計及並被綜合計算的任何實體；及 (c) 其股本權益被另一實體收購後，會根據適用的《香港財務滙報準則》或《國際財務滙報準則》，以附屬公司身份在該另一實體的下次經審計綜合賬目中獲計及並被綜合計算的任何實體。

「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二○○四年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中華人民共和國成立的有限公司，並為本公司的間接附屬公司
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二○○四年十一月十一日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本公佈將於刊登日期起於創業板網頁www.hkgem.com內「最新公司公告」一頁刊登最少七日及刊登在本公司之網站www.vodatelsys.com內。

* 僅供識別

The Stock Exchange of Hong Kong Limited ("Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors of Vodatel Networks Holdings Limited ("Company") hereby announces that a meeting of the board of directors of the Company ("Directors") will be held at 74 da Rua da Felicidade, Edificio Vodatel, Taipa, the Macao Special Administrative Region of the People's Republic of China on 11th November, 2004 at 4:30 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the fifteen months ended 30th September, 2004 ("Fifth Quarterly Results") and approve the draft announcement of the Fifth Quarterly Results to be published on the internet website operated by the Exchange for the purposes of the Growth Enterprise Market of the Exchange ("GEM"), the website of the Company and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the board of Directors
José Manuel dos Santos
Chairman

The Hong Kong Special Administrative Region of the People's Republic of China,
26th October, 2004

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page of the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com for at least seven days from the day of posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

香港聯合交易所有限公司(「聯交所」)對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股份代號：八〇三三

董事會會議公告

Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)(「本公司」)的董事會(「董事會」)謹此公告，董事會將於二〇〇四年十一月十一日下午四時三十分假座中華人民共和國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

(一) 考慮及通過本公司及各附屬公司截至二〇〇四年九月三十日止十五個月之未經審核綜合業績(「第五季度業績」)，並通過第五季度業績公告草案並將已通過公告刊登於聯交所為聯交所創業板(「創業板」)設立的互聯網網頁、本公司的網站及irasia.com網站；

(二) 考慮派付中期股息(如有)；

(三) 考慮暫停辦理股份過戶登記手續(倘有需要)；及

(四) 處理任何其它事項。

承董事會命
主席
José Manuel dos Santos

中華人民共和國香港特別行政區，二〇〇四年十月二十六日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本公告(本公司各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)並無遺漏任何其他事實致使本公告所載任何內容產生誤導；及(3)本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公告將於刊登日期起於聯交所為創業板設立的互聯網網頁www.hkgem.com「最新公司公告」內刊登最少七日，並載於在本公司的網站www.vodatelsys.com。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Stock Code: 8033

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

SUMMARY

The Board is pleased to announce the appointment of KY Fung as an independent non-executive Director and a member of the audit committee.

The board of directors of Vodatel Networks Holdings Limited ("Company") is pleased to announce the new appointment of Fung Kee-Yue Roger ("KY Fung") as an independent non-executive director of the Company ("Director") with effect from 30th September, 2004. He has also been appointed a member of the audit committee of the Company with effect from 30th September, 2004.

KY Fung, aged 52, is the managing director of Mitel Networks Asia Pacific Limited, a fully-owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto with a Bachelor of Applied Science degree in Industrial Engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecom and electronics industry.

Pursuant to the service contract entered into between KY Fung and the Company, with effect from 1st October, 2004 KY Fung's appointment shall continue for an initial term of two years and shall continue unless and until terminated by either party giving to the other a notice of not less than three months in writing to terminate the appointment. Under the service contract, KY Fung is entitled to receive an annual remuneration of HK$120,000. The policy of the Company on remuneration is based on that Director's experience, responsibility, workload and time devoted to the Company and its subsidiaries.

Other than his appointment as an independent non-executive Director, KY Fung is not connected with any Directors, senior management, substantial or controlling shareholders of the Company ("Shareholders"). In accordance with the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong")), KY Fung holds 210,000 shares in the Company which he acquired on the market shortly after the Company listed. The board of Directors ("Board") is not aware of any other matters that it considers necessary to be brought to the attention of the Shareholders in relation to the appointment of KY Fung as an independent non-executive Director.

The Board takes this opportunity to welcome KY Fung to join the Board.

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 30th September, 2004

Exexcutive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee-Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("GEM") for the purpose of giving information with regard to the Company. The Directors , having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from the day of its posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(在百慕達註冊成立的有限公司)

股份代號 : 8033

委任獨立非執行董事

概要
董事會欣然宣佈委任馮先生為獨立非執行董事。

Vodatel Networks Holdings Limited愛達利網絡控股有限公司*(「本公司」)董事會欣然宣佈新委任馮祈裕(「馮先生」)為本公司之獨立非執行董事,自二○○四年九月三十日起生效。彼亦獲委任為本公司審核委員會之成員,自二○○四年九月三十日起生效。

馮先生,五十二歲,為位於加拿大的Mitel Networks Corporation全資附屬公司敏廸網絡亞太有限公司之董事總經理。彼於多倫多大學畢業,持有工業工程應用理學士學位。馮先生曾為位於加拿大的Professional Engineers Ontario之成員,彼於電訊及電子業方面積逾二十年經驗。

根據馮先生與本公司所訂立自二○○四年十月一日起生效之服務合約,馮先生之委任須初步為期兩年,並於其後持續有效,直至任何一方給予另一方不少於三個月之書面通知終止委任為止。根據服務合約,馮先生可享有之每年酬金為120,000港元。本公司於酬金方面之政策為根據董事之經驗、職責、工作量及為本公司及其附屬公司之業務所貢獻之時間而釐定。

馮先生除獲委任為獨立非執行董事外,彼與本公司之董事、高級管理層、主要或控股股東(「股東」)並無關連。根據中華人民共和國香港特別行政區(「香港」)法例第五百七十一章證券及期貨條例第十五部所賦予之涵義,馮先生持有本公司210,000股股份,乃其於本公司上市後不久於市場上收購。董事會並不知悉任何有關委任馮先生為獨立非執行董事而認為需要提請股東注意之其他事項。

董事會藉此歡迎馮先生加盟董事會。

承董事會命
主席
José Manuel dos Santos

香港，二〇〇四年九月三十日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本公告(各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司創業板證券上市規則的規定提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(一)本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；(二)並無遺漏任何其他事實致使本公告所載任何內容產生誤導；及(三)本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公告將於刊登日期後在創業板網站「最新公司公告」內刊登最少七日，並載於本公司網站 www.vodatelsys.com。

* 僅供識別

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Stock Code: 8033

DISCLOSEABLE TRANSACTION
ACQUISITION OF A MACAO COMPANY

SUMMARY

The Board is pleased to announce that on 1st September, 2004, the Agreement relating to the sale and purchase of the Sale Shares has been entered into between the Vendors and the Purchasers.

The purchase of the Sale Shares contemplated under the Agreement constitutes a discloseable transaction for the Company under the GEM Listing Rules. A circular containing details of the transaction will be dispatched to Shareholders as soon as practicable.

THE AGREEMENT

Date	:	1st September, 2004
Parties	:	(i) The Purchasers (ii) The Vendors
Assets to be acquired	:	The Sale Shares. Pursuant to the Agreement, the Vendors agreed to sell and the Purchasers agreed to purchase the Sale Shares as follows: (a) BH Wen shall transfer 1 share of MOP60,000 (HK$58,200) in CAOCL to OCCL; (b) KL Li shall transfer 1 share of MOP20,000 (HK$19,400) in CAOCL to VHKL; and (c) SH Liang shall split 1 share of MOP20,000 (HK$19,400) in CAOCL into 2 shares of which 1 share of MOP15,000 (HK$14,550) will be transferred to OCCL and 1 share of MOP5,000 (HK$4,850) will be transferred to VHKL.

		After the Acquisition, OCCL would combine the 2 shares transferred to it by BH Wen and SH Liang into 1 share of MOP75,000 (HK$72,750) in CAOCL and VHKL would combine the 2 shares transferred to it by KL Li and SH Liang into 1 share of MOP25,000 (HK$24,250) in CAOCL.
Consideration	:	MOP5,800,000 (HK$5,626,000) and which shall be satisfied by the Purchasers in cash.

THE CONSIDERATION

The consideration was agreed after arm's length negotiations between the Vendors and the Purchasers by reference to a discount of MOP600,000 (HK$582,000) to the adjusted net assets value of CAOCL as at 31st July, 2004 of MOP6,400,000 (HK$6,208,000). The increase of MOP5,787,027 (approximately HK$5,613,416) in the net asset value since 31st December, 2003 was mainly due to a revaluation of the retail shop owned by CAOCL in Macao of an additional MOP2,170,000 (HK$2,104,900) and the capitalization of a shareholders' loan of MOP3,048,840 (approximately HK$2,957,375). The consideration will be funded by the internally generated funds of the Group.

INFORMATION ON THE COMPANY

The Group is one of the leading network solution providers in the People's Republic of China engaged principally in the construction of data networks infrastructure and provision of related networking applications riding over the data infrastructure for telecommunications service providers and enterprise customers in Macao, Hong Kong and the PRC. The Group provides full integrated services ranging from network planning, design, installation and implementation to maintenance and after-sales technical support and provision of networking hardware and value-added applications such as network management systems.

INFORMATION ON THE VENDORS

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendors are independent third parties not connected with the Company, the Directors, its chief executives and substantial Shareholders or any of their respective associates (as such term is defined under the GEM Listing Rules).

INFORMATION ON CAOCL

CAOCL is one of the leading distributors of mobile handset in Macao with an established distribution network of over 100 retailers. The assets of CAOCL consist mainly of cash, inventories and a fixed asset which includes ownership of one retail shop in Macao which is currently used by CAOCL in displaying and selling mobile handsets. The retail shop was valued at MOP2,200,000 (HK$2,134,000) as at 11th July, 2004 by a valuer who is an independent third party not connected with the Company, the Directors, its chief executives and substantial Shareholders or any of their respective associates (as such term defined under the GEM Listing Rules). CAOCL only has trade-related payables and currently had no other short-term or long term liabilities.

The unaudited profits of CAOCL before taxation for the two years ended 31st December, 2002 and 31st December, 2003 were MOP6,560 (approximately HK$6,363) and MOP28,730 (approximately HK$27,868) respectively. The relevant unaudited profit figures after taxation for the aforesaid two years were MOP3,599 (approximately HK$3,491) and MOP28,035 (approximately HK$27,194) respectively. The net asset value of CAOCL as at 31st December, 2003 is MOP612,973 (approximately HK$594,584).

REASONS FOR THE ACQUISITION

The Acquisition marked another strategic move of the Group to become a market player in the mobile domain. It has also allowed the Group to further strengthen its market positioning in Macao as a leading and reputable provider of telecommunication services and to capitalize on the strong growth momentum of the economy of Macao. Boosted by the opening up of the gaming industry, the earnings of the working class have been significantly improved. Coupled with the influx of foreign expatriates, number of users of mobile phones in Macao is expected to grow at a promising trend.

In addition, as was the case with the recent acquisition of TCM by the Group, this transaction is another acquisition to further strengthen the revenue base of the Group, with the aim of achieving a more stable and recurring monthly stream of revenue and earnings. The Group views its involvement in mobile distribution as part of a downstream diversification of the principal business of the Group.

The Board considers that the terms of the Acquisition were arrived at after arm's length negotiations with the Vendors and the terms of the Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

A circular containing details of the Acquisition will be dispatched to Shareholders as soon as practicable in accordance with Rule 19.38 of the GEM Listing Rules.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares pursuant to the Agreement
"Agreement"	the share transfer agreement taking effective on 1st September, 2004 entered into between the Vendors and the Purchasers pursuant to which, inter alia, the Vendors agreed to sell and the Purchasers agreed to purchase the Sale Shares
"BH Wen"	文北海 (Wen Beihai), an individual resident in the PRC
"Board"	the board of Directors
"CAOCL"	Communications Appliances Ou Chung Limited, a company incorporated in Macao with limited liability and is 100% beneficially owned by the Vendors
"Company"	Vodatel Networks Holdings Limited

"Directors"	the directors of the Company
"Exchange"	the Stock Exchange of Hong Kong Limited
"GEM"	the Growth Enterprise Market of the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"KL Li"	李凱樂 (Li Kaile), an individual resident in the PRC
"Macao"	the Macao Special Administrative Region of the People's Republic of China
"MOP"	Macao Patacas, the lawful currency of Macao
"OCCL"	Ou Chung Company Limited, incorporated in Hong Kong with limited liability and an indirectly wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China, but for the purposes of this announcement and for geographic reference only, excludes Taiwan, Macao and Hong Kong
"Purchasers"	OCCL and VHKL
"Sale Shares"	1 share of MOP60,000 held by BH Wen, 1 share of MOP20,000 held by KL Li and 1 share of MOP20,000 held by SH Liang in the issued share capital of CAOCL, representing the entire issued share capital of CAOCL
"Shareholders"	holders of shares of HK$0.10 each in the share capital of the Company
"SH Liang"	梁世和 (Liang Shihe), an individual resident in the PRC
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Vendors"	BH Wen, KL Li and SH Liang
"VHKL"	Vodatel Hong Kong Limited, incorporated in Hong Kong with limited liability and an indirectly wholly-owned subsidiary of the Company

For the purpose of this announcement, conversions of MOP into HK$ are made, for illustration purposes only, at the rate of MOP1.00=HK$0.97. No representation is made that any amounts in MOP or HK$ could have been or could be converted at the above rates or at any other rates at all.

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 3rd September, 2004

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from the day of its posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

聯交所對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

股份代號：8033

須予披露的交易
收購一間澳門公司

概要

董事會於二○○四年九月一日欣然宣佈，賣方與買方已訂立有關買賣待售股份的協議。

根據創業板上市規則，根據協議預計進行而購入待售股份，構成本公司的一項須予披露的交易。一份載有交易詳情的通函將會盡快寄發予股東。

協議

日期　：　二○○四年九月一日

訂約各方　：　(一)買方
(二)賣方

將予收購的資產　：　待售股份。根據協議，賣方同意出售及買方同意購買待售股份，詳情如下：

(甲) 文先生須將澳門澳中一股面值60,000澳門元（58,200港元）的股份轉讓予香港澳中；

(乙) 李先生須將澳門澳中一股面值20,000澳門元（19,400港元）的股份轉讓予愛達利香港；及

(丙) 梁先生須將澳門澳中一股面值20,000澳門元(19,400港元)的股份分拆為兩股股份，其中一股面值15,000澳門元(14,550港元)的股份將轉讓予香港澳中，而另一股面值5,000澳門元(4,850港元)的股份將轉讓予愛達利香港。

於收購後，香港澳中將獲文先生及梁先生轉讓的兩股股份合併成為一股面值75,000澳門元(72,750港元)的澳門澳中股份，而愛達利香港將獲李先生及梁先生轉讓的兩股股份合併成為一股面值25,000澳門元(24,250港元)的澳門澳中股份。

代價　　：　5,800,000澳門元(5,626,000港元)及須由買方以現金償付。

代價

代價按賣方及買方經參考澳門澳中於二○○四年七月三十一日經調整資產淨值6,400,000澳門元(6,208,000港元)折讓600,000澳門元(582,000港元)及按公平原則磋商後達成。自二○○三年十二月三十一日以來，資產淨值增加5,787,027澳門元(約5,613,416港元)主要由於重估澳門澳中於澳門擁有的零售店的價值增加了2,170,000澳門元(2,104,900港元)，以及一筆為數3,048,840澳門元(約2,957,375港元)的股東貸款的資本化所致。代價將由本集團內部資金撥付。

有關本公司的資料

本集團是中華人民共和國主要網絡解決方案供應商之一，主要從事為澳門、香港及中國內地的電訊服務供應商及企業客戶興建數據網絡基建及提供相關網絡應用軟件。本集團提供全面綜合服務，由網絡規劃、設計、安置與執行，以至維修與售後技術支援及提供網絡硬件及增值應用軟件，例如網絡管理系統。

有關賣方的資料

據董事所知，資料及信念乃經作出合理查詢後達致，賣方為與本公司、董事、其行政總裁或主要股東或彼等各自的任何聯繫人(定義見創業板上市規則)概無關連的獨立第三方。

有關澳門澳中的資料

澳門澳中是澳門主要流動手機分銷商之一，分銷網絡中擁有超過100名零售商。澳門澳中的資產主要包括現金、存貨及固定資產，而固定資產則包括澳門的一家零售店，該零售店現由澳門澳中用作陳列及銷售流動手機。零售店由一名估值師於二○○四年七月十一日進行估值，價值為2,200,000澳門元(2,134,000港元)，而該名估值師乃與本公司、董事、其行政總裁及主要股東或彼等各自的聯繫人(定義見創業板上市規則)概無關連的獨立第三方。澳門澳中只有應付貿易款項，現時並無其他短期或長期負債。

截至二〇〇二年十二月三十一日及二〇〇三年十二月三十一日止兩個年度，澳門澳中的除稅前未經審核溢利分別為6,560澳門元(約6,363港元)及28,730澳門元(約27,868港元)。上述兩個年度的有關除稅後未經審核溢利數字分別為3,599澳門元(約3,491港元)及28,035澳門元(約27,194港元)。澳門澳中於二〇〇三年十二月三十一日的資產淨值為612,973澳門元(約594,584港元)。

進行收購的原因

收購標誌著本集團有策略地邁向成為流動電訊業從業者的另一步伐。收購亦使本集團得以進一步提高其於澳門作為一家著名及信譽昭著的電訊服務供應商的市場地位，並可把握澳門經濟強勁增長的時機。受到博彩行業開放的刺激，在職人士的入息大大得到改善。再加上外地專才流入市場，預期會令澳門流動電話的用戶人數節節上升。

此外，與本集團近期收購歐洲公司的情況類似，本交易為另一項加強本集團收益基礎的收購，以取得更穩定的每月收益及盈利來源。本集團認為其參與流動分銷業務為本集團主要業務向下游業務多元化的其中一步。

董事會認為，收購的條款乃經與賣方按公平原則進行磋商後釐定，而協議的條款屬公平合理及符合整體股東的利益。

根據創業板上市規則第19.38條，一份載有收購詳情的通函將盡快寄發予全體股東。

釋義

「收購」	指	根據協議收購待售股份
「協議」	指	由賣方與買方訂立並於二〇〇四年九月一日生效的股份轉讓協議，據此，(其中包括)賣方同意出售，而買方則同意購買待售股份
「文先生」	指	文北海，中國內地的個別居民；
「董事會」	指	本公司的董事會
「澳門澳中」	指	Communications Appliances Ou Chung Limited，於澳門成立的有限公司，由賣方實益擁有100%權益
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司

「創業板」	指	聯交所創業板
「創業板上市規則」	指	創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「李先生」	指	李凱樂，中國內地的個別居民；
「澳門」	指	中華人民共和國澳門特別行政區
「澳門元」	指	澳門法定貨幣澳門元
「香港澳中」	指	澳中有限公司，於香港成立的有限公司，為本公司的間接全資附屬公司
「中國內地」	指	中華人民共和國，就本公告及地區劃分的參考而言，不包括台灣、澳門及香港
「買方」	指	香港澳中及愛達利香港
「待售股份」	指	於澳門澳中已發行股本中，文先生持有的一股面值60,000澳門元的股份、李先生持有的一股面值20,000澳門元的股份及梁先生持有的一股面值20,000澳門元的股份，相當於澳門澳中全部已發行股本
「股東」	指	本公司股本中每股面值0.10港元的股份持有人
「梁先生」	指	梁世和，中國內地的個別居民；
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國成立的有限公司，為本公司的間接附屬公司
「賣方」	指	文先生、李先生及梁先生
「愛達利香港」	指	愛達利香港有限公司，於香港成立的有限公司，為本公司的間接全資附屬公司

就本公告而言，澳門元款額兑換成港元款額乃按1.00澳門元兑0.97港元的兑換率兑換，僅供參考。概不表示任何澳門元或港元款額已或可以上述兑換率或任何其他兑換率換算。

承董事會命
主席
José Manuel dos Santos

香港，二○○四年九月三日

執行董事
José Manuel dos Santos
嚴康
關鍵文
Monica Maria Nunes

獨立非執行董事
崔世昌
盧景昭

本公告(各董事願共同及個別對此負全責)乃遵照創業板上市規則的規定提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)並無遺漏任何其他事實致使本公告所載任何內容產生誤導；及(3)本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公告將於刊登日期後在創業板網站「最新公司公告」內刊登最少七日，並載於本公司網站www.vodatelsys.com。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司 *

(在百慕達註冊成立的有限公司)

(股份代號：8033)

第五季度報告
2004

* 僅供識別

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於在主板內買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何其他事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間及十五個月期間的業務及財務摘要

- 三個月期間及十五個月期間的營業額分別達89,700,000港元及465,300,000港元。十五個月期間的純利達10,000,000港元

- 於二〇〇四年九月三十日，自澳門政府、第四屆東亞運動會澳門組織委員會及中國內地多家電訊服務供應商取得價值超過130,000,000港元的合約

- 泰思通成功獲得重慶中國電信批出有關安裝操作支援系統的一份合約

- 完成收購澳門澳中的100%股權。該公司為澳門主要流動手機分銷商之一，已建立超過一百名當地手機零售商的分銷網絡

- 萬佳訊完成開發兩項新應用方案，分別是自動車輛報關系統及款待及後勤管理系統

第五季業績

本人謹代表董事會，欣然提呈本集團於三個月期間及十五個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至二〇〇三年九月三十日止三個月 (未經審核) 千港元	十五個月期間 (未經審核) 千港元	截至二〇〇三年六月三十日止十二個月 千港元
營業額		89,678	83,715	465,261	388,794
銷售成本		(71,724)	(64,492)	(371,825)	(301,986)
毛利		17,954	19,223	93,436	86,808
其他收益		4,973	204	9,335	5,886
銷售及行政開支		(32,767)	(17,627)	(102,815)	(76,881)
經營溢利／(虧損)		(9,840)	1,800	(44)	15,813
財務成本		(906)	(198)	(2,102)	(635)
被視為出售項目之收益	2	—	—	10,769	—
應佔聯營公司虧損		(214)	(276)	(771)	(2,488)
除税前溢利／(虧損)		(10,960)	1,326	7,852	12,690
税項	3	829	(209)	41	(2,658)
除税後溢利／(虧損)		(10,131)	1,117	7,893	10,032
少數股東權益		(714)	(415)	2,116	562
股東應佔溢利／(虧損)		(10,845)	702	10,009	10,594
股息	4	—	—	6,413	9,207
每股盈利／(虧損)(港仙)	5				
一基本		(1.8)	0.1	1.6	1.7
一攤薄		(1.8)	0.1	1.6	1.7

附註：

1. **主要會計政策**

所採納的會計政策與編製本集團截至二〇〇三年六月三十日止年度的賬目貫徹一致。

2. **被視為出售項目之收益**

於二〇〇四年一月十九日，過往為本公司屬下全資附屬公司的萬佳訊於創業板上市，令本公司於萬佳訊的股權攤薄至61.05%，而該項被視為出售項目則產生10,769,000港元的收益。

3. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅計提撥備。

澳門的補充所得稅是按回顧期間內本集團在澳門經營的附屬公司的估計應課稅溢利的15.75%計算。

中國內地企業所得稅乃按於中國內地經營的附屬公司的估計應課稅溢利33%計算。

本集團已按本公司附屬公司的經營所在地適用稅率，就期內預期應課稅溢利計算海外所得稅。

於綜合損益賬扣除的稅項金額為：

	三個月期間	截至二〇〇三年九月三十日止三個月	十五個月期間	截至二〇〇三年六月三十日止十二個月
	千港元	*千港元*	*千港元*	*千港元*
香港利得稅	—	—	—	—
澳門補充所得稅／(超額撥備)	(257)	74	65	2,392
中國內地企業所得稅	75	135	541	266
上一年度海外稅項超額撥備	(647)	—	(647)	—
	(829)	209	(41)	2,658

三個月期間及十五個月期間並無任何重大未撥備遞延稅項(截至二〇〇三年九月三十日止三個月及截至二〇〇三年六月三十日止十二個月：無)。

4. **股息**

董事會不建議派付三個月期間的股息(截至二〇〇三年九月三十日止三個月:無)。

5. **每股盈利／(虧損)**

每股基本及攤薄盈利／(虧損)乃根據下列數據計算:

	三個月期間	截至二〇〇三年九月三十日止三個月	十五個月期間	截至二〇〇三年六月三十日止十二個月
	千港元	*千港元*	*千港元*	*千港元*
盈利／(虧損)				
用作計算每股基本盈利／(虧損)的盈利／(虧損)	(10,845)	702	10,009	10,594
潛在攤薄影響的普通股:				
可換股債券的利息	—	46	—	—
用作計算每股攤薄盈利／(虧損)的盈利／(虧損)	(10,845)	748	10,009	10,594
	千股	*千股*	*千股*	*千股*
股份數目				
用作計算每股基本盈利／(虧損)的普通股加權平均數	613,819	613,819	613,819	609,966
潛在攤薄影響的普通股:				
可換股債券	—	4,863	—	3
用作計算每股攤薄盈利／(虧損)的普通股加權平均數	613,819	618,682	613,819	609,969

6. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外匯儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
重估非買賣證券盈餘	—	—	12,249	—	—	—	—	12,249
海外附屬公司折算賬目產生的差額	—	—	—	—	56	—	—	56
集團重組	—	—	—	4,094	—	—	—	4,094
股東應佔溢利	—	—	—	—	—	—	10,009	10,009
於二OO二年/二OO三年已付末期股息	—	—	—	—	—	—	(3,069)	(3,069)
已付特別中期股息	—	—	—	—	—	—	(3,344)	(3,344)
於二OO三年/二OO四年已付中期股息	—	—	—	—	—	—	(3,069)	(3,069)
於二OO四年九月三十日	97,676	702	8,091	39,643	164	49	149,673	295,998

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外匯儲備	法定儲備	保留盈利	合共
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二OO二年七月一日	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
發行股份的股份溢價	11,086	—	—	—	—	—	—	11,086
重估非買賣證券盈餘	—	—	114	—	—	—	—	114
因出售非買賣證券後撥往損益賬的儲備	—	—	(1,900)	—	—	—	—	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	—	—	—	—	118	—	—	118
澳門法定儲備撥備	—	—	—	—	—	49	(49)	—
股東應佔溢利	—	—	—	—	—	—	10,594	10,594
已付二OO一年／二OO二年末期股息	—	—	—	—	—	—	(3,040)	(3,040)
已付二OO二年／二OO三年中期股息	—	—	—	—	—	—	(6,138)	(6,138)
於二OO三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

業務回顧

網絡基建

儘管電訊服務供應商的數據網絡基建的資本開支未見起色，加上中國內地設備製造商競爭越趨激烈，本集團的網絡基建業務於三個月期間繼續受壓。然而，踏入二〇〇四年底，本集團察覺到電訊服務供應商的資本開支略為回升。於二〇〇四年九月三十日，本集團從多家電訊服務供應商及企業(包括黑龍江有線電視運營商、浙江中國電信及廣東中國電信)取得逾60,000,000港元的項目。

澳門強勁的商業增長勢頭，不斷為本集團帶來無限商機。於三個月期間，本集團完成為舉辦二〇〇五年東亞運動會主要項目的主場安裝網絡基建的合約，以及夥拍摩托羅拉亞太有限公司，向澳門政府警察部門供應數碼TETRA無線電系統的項目。

於二〇〇四年九月三十日取得的合約總值(包括中國內地和澳門)超過130,000,000港元。

於三個月期間，位於上海的泰思通成功利用本集團的客戶基礎，向重慶中國電信交相推廣其操作支援系統，並成功取得合約。

萬佳訊

於三個月期間，除萬佳訊一直開發及提升的現有應用方案，包括MegaImage(文件影像應用方案)、MegaMax(監視解決方案)、MegaERP(企業資源規劃應用方案)及MegaECM(有效通訊管理解決方案)外，憑藉澳門政府引入及推廣電子政府及即將來臨的二〇〇五年東亞運動會帶來的商機，萬佳訊已完成開發兩項嶄新應用方案，包括自動車輛報關系統，利用影像計算應用軟件管理車輛流量，以及款待及後勤管理系統，當中功能包括處理大量登記、身份識別、住宿、交通等資料的數據庫及管理系統。澳門政府擬將澳門定位為娛樂、博彩及旅遊城市，以及舉辦會展及獎勵旅遊的國際城市，該兩項新開發應用項目正好切合舉辦會展及獎勵旅遊的團體所需，協助其處理物流安排及調動保安／司警，控制車輛流量。

歐洲公司

本公司於當中擁有60%權益的附屬公司歐洲公司繼續致力於媒體、企業傳訊、客戶娛樂及直銷市場業務，並透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。經本集團的互動語音回覆系統及短訊平台支援播出的互動電視及電台節目持續取得成功。於三個月期間，歐洲公司支援西班牙王國的一家電視節目經營商，播放多個新製作電視節目，並支援電台播放致電贏取節目。電台節目由西班牙的主要旅行社贊助，向致電電台的人士提供贏取各式各樣環旅世界的機會。就短訊業務而言，歐洲公司引進名為「家族姓氏族徽」的節目，該節目自播放以來反應熱烈，每日處理逾數百個短訊。

澳門澳中

於三個月期間內，本集團收購了澳門其中一間主要的流動手機分銷商。澳門澳中已設有分銷網絡，於區內坐擁超過一百間流動手機零售商，得以成為德意志聯邦共和國西門子移動、法蘭西共和國阿爾卡特及大韓民國LG、Pantech、Innostream及GEO品牌流動手機的授權分銷商。澳門澳中亦為澳門其中一大流動手機維修及服務中心，為零售商及電訊服務供應商提供服務。

收購澳門澳中為本集團另一個轉型行動，能拓展本集團的業務範圍，並可藉此保障本集團取得更穩定的經常性收入。收購澳門澳中亦為本集團提供了鞏固的根基，有助其競投澳門的CDMA2000 1X服務牌照。

隨著澳門的博彩、旅遊、會議及展覽工業發展迅速，並多次舉辦大型運動及文化活動，澳門政府預期澳門將可吸引全球眾多遊客及訪客到此營商或旅遊。由於預期遊客及訪客不一定採納GSM標準，因此，澳門政府已引進CDMA2000 1X服務牌照，讓採納CDMA標準的遊客及訪客於到訪澳門期間仍可與外界聯繫。為使本集團的業務組合更多元化，並鞏固集團的收益基礎，本集團已遞交標書，競投CDMA2000 1X服務牌照。招標結果預期將於二〇〇五年三月底公佈。

經營業績回顧

更改財政年結日

為使本公司各附屬公司的財政及稅務年結日一致，本公司的財政年結日已由六月三十日改為十二月三十一日。因此，本報告包括本集團於三個月期間的第五季度業績。截至二○○四年十二月三十一日止十八個月的財務報表將予以公佈，並將於二○○五年三月三十一日或之前寄發予各股東。

營業額及盈利能力

於十三個月期間，儘管本集團自網絡基建業務錄得的營業額下降，惟自歐洲公司及澳門澳中所錄得的收益，為三個月期間帶來達89,700,000港元的營業額，而十五個月期間的營業額更達465,300,000港元。然而，由於本集團的網絡基建業務經營業績不佳，再加上於三個月期間內在市場展開的若干宣傳活動所取得的反應並不理想，故導致本集團須分佔歐洲公司的虧損，此外，收購歐洲公司所產生的商譽攤銷及本集團分佔萬佳訊的虧損，使本集團於三個月期間錄得的虧損總額達10,900,000港元。整體而言，由於分拆萬佳訊出售帶來收益，本集團於十五個月期間內持續錄得純利10,000,000港元。

資本架構、流動資金及財政資源

儘管於三個月期間內所錄得的經營業績並不理想，本集團繼續維持穩健的資本架構，於二○○四年九月三十日的手頭現金為236,500,000港元。借貸總額達145,400,000港元，故資本借貸比率(借貸總額/股東資金)為40.6%。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇四年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據證券及期貨條例的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據創業板上市規則第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人 *(附註1)*	293,388,000	—	47.80%
	好倉	個人 *(附註2)*	—	600,000	0.10%
	淡倉	公司權益 *(附註3)*	—	15,188,000	2.47%
嚴康	好倉	個人 *(附註4)*	7,357,500	900,000	1.35%
關鍵文	好倉	個人 *(附註5)*	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人 *(附註6)*	2,452,500	900,000	0.55%

附註：

(1) 於二〇〇四年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos（作為Santos家族信託的信託人）全資擁有的公司LRL持有。

(2) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(3) 購股權是獲本公司根據一項購股權而授出。由於José Manuel dos Santos於二○○四年九月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於15,188,000股相關股份中擁有淡倉。

(4) 嚴康的個人權益包括7,357,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(5) 關鍵文的個人權益包括12,262,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(6) 羅嘉雯的個人權益包括2,452,500股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

主要股東於股份及相關股份中的權益及淡倉

於二○○四年九月三十日，於股份及相關股份中，擁有須根據《證券及期貨條例》第336條記入該條規定存置的登記冊內的權益或淡倉的人士(不包括董事或行政總裁)如下：

股份及(就股票衍生工具而言)本公司相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份數目(就購股權而言)	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益 *(附註1)*	293,388,000	—	47.80%
	淡倉	公司權益 *(附註2)*	—	15,188,000	2.47%
LRL	好倉	公司權益 *(附註1)*	293,388,000	—	47.80%
	淡倉	公司權益 *(附註2)*	—	15,188,000	2.47%
李漢健 *(附註3)*	好倉	家屬權益	293,988,000	—	47.89%
	淡倉	公司權益	—	15,188,000	2.47%

附註：

(1) 於二〇〇四年九月三十日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(2) 本公司根據購股權計劃授出購股權。由於ERL及LRL在二〇〇四年九月三十日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於15,188,000股相關股份中擁有淡倉。

(3) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos的全部股權。

與控股股東特定履約有關的有契諾貸款協議

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起，連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明，根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息率+1.35厘。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件，而違反該責任將就貸款引致失責，而有關失責對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利控股向代理行及各貸款人承諾，彼等須各自確保：

(i) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及

(ii) 在未經貸款人，而當中參與者佔貸款逾662/3%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾662/3%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應創業板上市規則第17.20條的規定而發表。

競爭權益

董事或任何有權在本公司的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司的管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二〇〇〇年二月十日，按照符合創業板上市規則第5.28及5.29條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括三名獨立非執行董事崔世昌、盧景昭及馮祈裕。

購買、出售或贖回上市證券

於三個月期間及十五個月期間，本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

釋義

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股、貸款人及代理行就一筆15,000,000美元的貸款融資訂立的貸款融資協議，於二〇〇三年九月二十六日生效
「相聯法團」	指	符合以下説明的另一法團－ (a) 該另一法團是本公司的附屬公司或控股公司，或本公司的控股公司的附屬公司；或 (b) 該另一法團並非本公司的附屬公司，但本公司擁有其股本中某類別股份的權益，而該等股份的面值超逾該類別股份的已發行股份面值的五分之一

「董事會」	指	董事會
「澳門澳中」	指	Communications Appliances Ou Chung Limited，於澳門成立的有限公司，並為本公司的間接全資附屬公司
「CDMA」	指	碼分多址
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「《公司條例》」	指	不時予以修訂的《公司條例》(《香港法例》第三十二章)
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權在本公司的股東大會上行使或控制行使30%或以上(或證券及期貨事務監察委員會(根據《證券及期貨事務監察委員會條例》(《香港法例》第二十四章)第3條成立，並根據《證券及期貨條例》第3條持續存在)核准(不時予以修訂)的《公司收購及合併守則》不時規定會觸發強制性公開要約所需的其他百分比)投票權的人士或一組人士，或有能力控制組成董事會的大部分成員的任何一名或一組人士
「董事」	指	本公司的董事，包括以任何職稱擔任董事職位的人
「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「十五個月期間」	指	截至二○○四年九月三十日止十五個月；

* *僅供識別*

「憲報指定報章」	指	香港政府政務司司長就《公司條例》第71A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「GSM」	指	移動通信全球系統
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二〇〇三年九月二十六日就愛達利控股根據協議所承擔的責任而執行的擔保契據及彌償保證，受益人為代理行及貸款人
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《會計實務準則》及《香港財務滙報準則》的釋義
「控股公司」	指	具公司條例第2條所賦予的涵義
「香港」	指	中華人民共和國香港特別行政區
「《國際財務滙報準則》」	指	由國際會計準則委員會通過的一套財務滙報準則及釋義，包括其前身即國際會計準則委員會不時刊發的所有《國際會計準則》及釋義

「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及渣打銀行(香港)有限公司
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中華人民共和國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交易所營運並與創業板一同由聯交易所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中華人民共和國(香港、澳門和台灣地區除外)
「股東」	指	股份不時的正式登記持有人
「會展及獎勵旅遊」	指	聚會、獎勵活動、會議及展覽
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕達成立的有限公司，為本公司間接附屬公司，其股份於創業板上市
「Santos家族信託」	指	現有信託，據此，José Manuel dos Santos的家族成員為全權信託對象，其資產包括本公司已發行股本的47.80%控股股權
「《證券及期貨條例》」	指	不時予以修訂的《證券及期貨條例》(《香港法例》第五百七十一章)
「股份」	指	本公司股本中每股面值0.10港元的股份

* *僅供識別*

「附屬公司」	指	包括： (a) 《公司條例》第2條賦予該詞的涵義； (b) 任何根據適用的《香港財務滙報準則》或《國際財務滙報準則》，以附屬公司身份在另一實體的經審計綜合賬目中獲計及並被綜合計算的任何實體；及 (c) 其股本權益被另一實體收購後，會根據適用的《香港財務滙報準則》或《國際財務滙報準則》，以附屬公司身份在該另一實體的下次經審計綜合賬目中獲計及並被綜合計算的任何實體
「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二〇〇四年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中華人民共和國成立的有限公司，並為本公司的間接附屬公司
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二〇〇四年十一月十一日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

"Subsidiary"	includes: (a) the meaning attributed to it in section 2 of the CO; (b) any entity which is accounted for and consolidated in the audited consolidated accounts of another entity as a Subsidiary pursuant to applicable HKFRS or IFRS; and (c) any entity which will, as a result of acquisition of its equity interest by another entity, be accounted for and consolidated in the next audited consolidated accounts of such other entity as a Subsidiary pursuant to applicable HKFRS or IFRS
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned Subsidiary of the Company
"Three-Month Period"	the three months ended 30th September, 2004
"TideStone"	泰思通軟件（上海）有限公司, established in the People's Republic of China with limited liability and indirectly owned Subsidiary of the Company
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liablility and a directly wholly-owned Subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 11th November, 2004

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

"IVR"	interactive voice response
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and Standard Chartered Bank (Hong Kong) Limited
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liabilities
"Macao"	the Macao Special Administrative Region of the People's Republic of China
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the People's Republic of China, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MICE"	meetings, incentives, conferences and exhibitions
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares are listed on GEM
"Santos' Family Trust"	the existing trust whereby the family members of José Manual dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company.
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each is the capital of the Company
"SMS"	short message services

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the CO by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"GSM"	Global System for Mobile Communications
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Agent and the Lenders on 26th September, 2003 in respect of the obligation of VHL under the Agreement
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all Statements of Standard Accounting Practice and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"Holding Company"	the meaning attributed to it in section 2 of the CO
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	financial reporting standards and interpretations approved by the International Accounting Standards Board, and includes all International Accounting Standards and interpretations issued under the former International Accounting Standards Committee from time to time

"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"CAOCL"	Communications Appliances Ou Chung Limited, incorporated in Macao with limited liability and an indirectly wholly-owned Subsidiary of the Company
"CDMA"	Code Division Multiple Access
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"CO"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time
"Company"	Vodalel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s), includes any person who occupies the position of a director, by whatever name called, of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liabilities
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Fifteen-Month Period"	the fifteenth months ended 30th September, 2004

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who is (or are) able, as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February, 2000 with written terms of reference in compliance with Rules 5.28 and 5.29 of the GEM Listing Rules. The audit committee has three members comprising the three independent non-executive Directors, Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period and the Fifteen-Month Period, neither the Company nor any or its Subsidiaries has purchased, sold or redeemed any of the listed securities of the Company.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL, the Lenders and the Agent referring to the US$15,000,000 term loan facility
"Associated Corporation"	a corporation — (a) which is a Subsidiary or Holding Company of the Company or a Subsidiary of the Holding Company of the Company; or (b) (not being a Subsidiary of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class

Notes:

(1) As at 30th September, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL is in turn held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company at 30th September, 2004, they were deemed to have a short position in the 15,188,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

LOAN AGREEMENTS WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its Subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company at 30th September, 2004, he was deemed to have a short position in the 15,188,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to him. The aforesaid interest is held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to him. The aforesaid interest is held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted by the Company to her. The aforesaid interest is held by Monica Maria Nunes as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th September, 2004, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which is recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share option) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest *(Note 1)*	293,388,000	–	47.80%
	Short position	Corporate interest *(Note 2)*	–	15,188,000	2.47%
LRL	Long position	Corporate interest *(Note 1)*	293,388,000	–	47.80%
	Short position	Corporate interest *(Note 2)*	–	15,188,000	2.47%
Lei Hon Kin *(Note 3)*	Long position	Family interest	293,988,000	–	47.89%
	Short position	Corporate interest	–	15,188,000	2.47%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th September, 2004, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or will be required pursuant to section 352 of the SFO, to be entered in the register referred to therein or will be required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share option) held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/founde of a discretionary trust *(Note 1)*	293,388,000	—	47.80%
	Long position	Personal *(Note 2)*	—	600,000	0.10%
	Short position	Corporate interest *(Note 3)*	—	15,188,000	2.47%
Yim Hong	Long position	Personal *(Note 4)*	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal *(Note 5)*	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal *(Note 6)*	2,452,500	900,000	0.55%

Notes:

(1) As at 30th September, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL was in turn held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying shares in respect of share options granted by the Company to him. The aforesaid interest is held by José Manuel dos Santos as beneficial owner.

REVIEW OF OPERATING RESULTS

Change of Financial Year End

To realign the financial and taxation year-end of the Subsidiaries of the Company, the financial year-end of the Company has been changed from 30th June to 31st December. Therefore, this report contained the fifth quarterly results of the Group for the Three-Month Period. Financial statements for 18 months ended 31st December, 2004 will be published and sent to Members on or before 31st March, 2005.

Turnover and Profitability

During the Three-Month Period, despite lowered turnover from our networks infrastructure business, revenue contribution from TCM and CAOCL effectuated turnover for the Three-Month Period to reach HK$89.7 million and turnover for the Fifteen-Month Period to reach HK$465.3 million. Nevertheless, attributable to weak operating results from networks infrastructure business of the Group, coupled with the share of loss of TCM due to poor responses to some advertising campaigns launched in the market during the Three-Month Period, amortization of the goodwill arose from the acquisition of TCM and the share of the loss of MIHL, total loss for the Three-Month Period amounted to HK$10.9 million. Overall, attributable to the gains on disposal from spinning off of MIHL, we continued to registered net profit for the Fifteen-Month Period of HK$10.0 million.

Capital Structure, Liquidity and Financial Resources

Despite weakened operating results for the Three-Month Period, the Group continued to maintain a healthy capital structure with cash on hand as at 30th September, 2004 of HK$236.5 million. Total borrowings amounted to HK$145.4 million, translating to a gearing ratio (total borrowings/shareholders' funds) of 40.6%.

TCM

Our 60%-owned Subsidiary, TCM, continued to focus on media, enterprise communications, entertainment for consumers and direct marketing markets and is engaged in the provision of multi-media value-added services via IVR, interactive Internet solutions and premium SMS. Supported by the IVR and SMS platforms of the Group, the rollout of interactive television and radio programs continued to be very successful. During the Three-Month Period, TCM supported a television operator in the Kingdom of Spain, to roll out various new television shows and supported radio stations to roll out a Call&Win radio program. The radio program is sponsored by a Spanish leading travel agent, that offers callers the chance to win different worldwide trips by calling in. In respect to SMS business, TCM introduced the "family names coat of arms" and has received positive responses with over hundreds of SMS per day during trail launching.

CAOCL

During the Three-Month Period, the Group acquired one of the leading distributors of mobile handsets in Macao. With an established distribution network of over 100 local mobile handsets retailers, CAOCL is the authorized distributor of mobile handsets of Siemens Mobile from the Federal Republic of Germany, Alcatel from the French Republic and LG, Pantech, Innostream and GEO from the Republic of Korea. CAOCL is also one of the largest mobile handsets repair and service centres in Macao, serving both retailers and telecommunications service providers.

The acquisition of CAOCL is another transformation move of the Group to broaden the business scope of the Group and a means to secure a more stable and recurring revenue base. The acquisition of CAOCL has also provided a solid foundation for the Group when tendering for the CDMA2000 1X services licence in Macao.

With rapid development in industries of gaming, tourism, conventions and exhibitions, and the hosting of large-scale sports and cultural activities, the Government of Macao is expecting that Macao will attract a large number of tourists and visitors for business or pleasure from all over the world. In anticipation that tourists and visitors may not necessarily adopt the GSM standard, therefore, the Government of Macao has introduced a CDMA2000 1X services licence so that tourists and visitors adopting the CDMA standard can still stay connected during their visits in Macao. As a means to further diversify our portfolio and strengthen the revenue base of the Group, it has submitted a bid to tender for the CDMA2000 1X services licence. It is expected that the result of the tender will be announced before end of March 2005.

REVIEW OF BUSINESS ACTIVITIES

Networks Infrastructure

Sluggish capital spending by telecommunications service providers on data networking infrastructure and increasing competition from local equipment manufacturers in Mainland China continued to put pressure on the networks infrastructure business of the Group in Mainland China during the Three-Month Period. Nevertheless, as the Group moved into the end of 2004, it witnessed a slight comeback of capital spending by telecommunications service providers. As at 30th September, 2004, the Group has secured over HK$60 million from various telecommunications service providers and enterprises, including Heilongjiang Cable TV operator, Zhejiang China Telecom and Guangdong China Telecom.

The strong business momentum of Macao continued to provide numerous business opportunities for the Group. During the Three-Month Period, the Group concluded a contract to provide the networking infrastructure at the core dome that will host major events during the 2005 East Asian Games and the project, which the Group partnered with Motorola Asia Pacific Limited, for the supply of a digital TETRA radio system for the police department of the Government of Macao.

Aggregate value of total contracts awarded as at 30th September, 2004, including Mainland China and Macao, amounted to over HK$130 million.

During the Three-Month Period, TideStone in Shanghai continued to successfully capitalize on the customer base of the Group by cross selling its Operation Support System to Chongqing China Telecom and being awarded a contract.

MIHL

During the Three-Month Period, in addition to the continued development and enhancement of existing applications of MIHL, including MegaImage (document imaging application), MegaMax (surveillance solution), MegaERP (enterprise resources planning application) and MegaECM (effective communications management solution), to capitalize on the business opportunities brought from the introduction and promotion of e-government by the Government of Macao and the upcoming 2005 East Asian Games, MIHL has completed development of two new applications, namely an automatic traffic clearance system, which deploys the image counting application, to accommodate patrol of traffic, and a hospitality and logistics management system, which is a database and management system that handles mass volume of registrations, identification confirmations, accommodation, transportation, etc. With the vision of the Government of Macao to position Macao as an entertainment, gaming and tourism city, as well as an international city for hosting MICE, the 2 newly developed applications best-fit organizers of MICE to handle logistics arrangements and the security/police force to manage flow of traffic.

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July, 2002	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
Share premium on issuance of Shares	11,086	—	—	—	—	—	—	11,086
Surplus on revaluation of non-trading securities	—	—	114	—	—	—	—	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	—	—	(1,900)	—	—	—	—	(1,900)
Exchange differences arising on translation of accounts of overseas Subsidiaries and an associated company	—	—	—	—	118	—	—	118
Provision of Macao statutory reserve	—	—	—	—	—	49	(49)	—
Profit attributable to Members	—	—	—	—	—	—	10,594	10,594
2001/2002 Final dividend paid	—	—	—	—	—	—	(3,040)	(3,040)
2002/2003 Interim dividend paid	—	—	—	—	—	—	(6,138)	(6,138)
At 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

6. Reserves

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	—	—	12,249	—	—	—	—	12,249
Exchange differences arising on translation of accounts of overseas Subsidiaries	—	—	—	—	56	—	—	56
Group reorganization	—	—	—	4,094	—	—	—	4,094
Profit attributable to Members	—	—	—	—	—	—	10,009	10,009
2002/2003 Final dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Special interim dividend paid	—	—	—	—	—	—	(3,344)	(3,344)
2003/2004 Interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
At 30th September, 2004	97,676	702	8,091	39,643	164	49	149,673	295,998

4. **Dividend**

The Board does not recommend dividend payment for the Three-Month Period (three months ended 30th September, 2003: Nil).

5. **Earnings/(loss) per Share**

The calculation of the basic and diluted earnings/(loss) per Share is based on the following data:

	Three-Month Period HK$'000	Three months ended 30th September, 2003 HK$'000	Fifteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Earnings/(loss)				
Earnings/(loss) for the purpose of basic earnings/(loss) per Share	(10,845)	702	10,009	10,594
Effect of dilutive potential ordinary Shares: Interest on convertible bonds	—	46	—	—
Earnings/(loss) for the purpose of diluted earnings/(loss) per Share	(10,845)	748	10,009	10,594
	'000	'000	'000	'000
Number of Shares				
Weighted average number of ordinary Shares for the purpose of basic earnings/(loss) per Share	613,819	613,819	613,819	609,966
Effect of dilutive potential ordinary Shares: Convertible bonds	—	4,863	—	3
Weighted average number of ordinary Shares for the purpose of diluted earnings/(loss) per Share	613,819	618,682	613,819	609,969

NOTES:

1. **Principal accounting policies**

   The accounting policies adopted are consistent with those followed in the preparation of the accounts of the Group for the year ended 30th June, 2003.

2. **Deemed disposal gain**

   On 19th January, 2004, the shares of MIHL, previously a wholly-owned subsidiary of the Company, were listed on GEM. As a result, the shareholding of the Company in MIHL has been diluted to 61.05%, which resulted in a gain of HK$10,769,000 arising from the deemed disposal.

3. **Taxation**

   No provision for the profits tax of Hong Kong has been made in the accounts, as the Group does not have any estimated assessable Hong Kong profits for the periods under review.

   The complimentary profits tax of Macao has been calculated at 15.75% on the estimated assessable profits of Subsidiaries operating in Macao for the periods under review.

   The profits tax in Mainland China has been calculated at 33% on the estimated assessable profits of Subsidiaries operating in Mainland China.

   Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Subsidiaries of the Company operate.

   The amount of taxation charged to the consolidated profit and loss account represents:

	Three-Month Period *HK$'000*	Three months ended 30th September, 2003 *HK$'000*	Fifteen-Month Period *HK$'000*	Twelve months ended 30th June, 2003 *HK$'000*
Hong Kong profits tax	—	—	—	—
Macao complimentary profits tax/(overprovision)	(257)	74	65	2,392
Mainland China profits tax	75	135	541	266
Overseas taxation overprovision in prior year	(647)	—	(647)	—
	(829)	209	(41)	2,658

   There was no material unprovided deferred taxation for the Three-Month Period and Fifteen-Month Period (three months ended 30th September, 2003 and twelve months ended 30th June, 2003: Nil).

FIFTH QUARTER RESULTS

On behalf of the Board, I am pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Fifteen-Month Period as follows:

	Note	Three-Month Period (Unaudited) HK$'000	Three months ended 30th September, 2003 (Unaudited) HK$'000	Fifteen-Month Period (Unaudited) HK$'000	Twelve months ended 30th June, 2003 HK$'000
Turnover		89,678	83,715	465,261	388,794
Cost of sales		(71,724)	(64,492)	(371,825)	(301,986)
Gross profit		17,954	19,223	93,436	86,808
Other revenues		4,973	204	9,335	5,886
Selling and administrative expenses		(32,767)	(17,627)	(102,815)	(76,881)
Operating profit/(loss)		(9,840)	1,800	(44)	15,813
Finance cost		(906)	(198)	(2,102)	(635)
Deemed disposal gain	2	—	—	10,769	—
Share of loss of associated companies		(214)	(276)	(771)	(2,488)
Profit/(loss) before taxation		(10,960)	1,326	7,852	12,690
Taxation	3	829	(209)	41	(2,658)
Profit/(loss) after taxation		(10,131)	1,117	7,893	10,032
Minority interests		(714)	(415)	2,116	562
Profit/(loss) attributable to shareholders		(10,845)	702	10,009	10,594
Dividend	4	—	—	6,413	9,207
Earnings/(loss) per share (HK cents)	5				
— Basic		(1.8)	0.1	1.6	1.7
— Diluted		(1.8)	0.1	1.6	1.7

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND FIFTEEN-MONTH PERIOD

- Turnover for the Three-Month Period and the Fifteen-Month Period amounted to HK$89.7 million and HK$465.3 million respectively. Net profit for the Fifteen-Month Period was HK$10.0 million
- Over HK$130 million worth of contracts secured as at 30th September, 2004 from the Government of Macao, the Macao 4th East Asian Games Organising Committee and various telecommunications service providers in Mainland China
- TideStone successfully secured a contract from Chongqing China Telecom for the installation of our Operation Support System
- Completed the acquisition of 100% equity interest of CAOCL, one of the leading distributors of mobile handsets in Macao with an established distribution network of over 100 local mobile handsets retailers
- MIHL completed development of 2 new applications, namely an automatic traffic clearance system and a hospitality and logistics management system

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in the document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 8033)

FIFTH QUARTER REPORT
2004

* *for identification purpose only*